FILED BY VALIDUS HOLDINGS, LTD.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY:  TRANSATLANTIC HOLDINGS, INC.
COMMISSION FILE NO. 001-10545

Final Transcript

Conference Call Transcript VR - Validus Announces Superior Proposal for Combination with Transatlantic Holdings Event Date/Time: Jul 13, 2011 / 12:00PM GMT

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CORPORATE PARTICIPANTS

 Robert Kuzloski
 Validus Holdings Ltd - EVP

 Ed Noonan
 Validus Holdings Ltd - Chairman and CEO

 Jeff Consolino
 Validus Holdings Ltd - EVP and CFO

CONFERENCE CALL PARTICIPANTS

 Amit Kumar
 Macquarie Research Equities - Analyst

 Jay Cohen
 BofA Merrill Lynch - Analyst

 Josh Shanker
 Deutsche Bank - Analyst

 Brian Novak
 Pilot Advisors - Analyst

 Adam Starr
 Gulfside Asset Management - Analyst

 Dean Evans
 Keefe, Bruyette & Woods - Analyst

 Ian Gutterman
 Adage Capital Management - Analyst

 Drew Figdor
 Tiedemann Investment Group - Analyst

 Dan Farrell
 Sterne, Agee & Leach, Inc. - Analyst

 Jeffrey Cho
 MFS Investment Management. - Analyst

 Judy Delgado
 Alpine Associates - Analyst

 PRESENTATION

Operator

 Hello, and welcome to Validus Holdings Ltd. conference call.

(Operator Instructions).

Now I would like to turn the conference over to Robert Kuzloski, Executive Vice President of Validus Holdings. You may now begin, sir.

 Robert Kuzloski - Validus Holdings Ltd - EVP

 Thank you, and good morning. Welcome to the Validus Holdings investor conference call. With me today are Ed Noonan, Validus' Chairman and Chief Executive Officer, and Jeff Consolino, Validus' President and Chief Financial Officer. On this morning's call, we will be following a slide presentation which is available on our website located at www.validusholdings.com. Today's call is being webcast, and will be available for replay. Those details are provided in a press release we issued yesterday, which is also available on our website.

As a reminder, certain comments made during this call may be considered forward-looking within the meaning of the US securities laws. These statements address matters that involve risks and uncertainties, and reflect the Company's current view of current events and financial performance. Accordingly, there are or will be important factors that could cause actual results to differ materially from these indicated in such statements, and therefore, you should not place undue reliance on any such statements.

More detail on these factors can be found in our most recent annual report on Form 10-K and quarterly report on Form 10-Q, both filed with the US Securities and Exchange Commission. Except to the extent required by law, Validus undertakes no obligation to undertake publicly or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise. With that, I turn the call over to Ed Noonan.

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 Thank you, Rob, and thank you all for taking the time to join us this morning. I'd like to start by providing a strategic overview before getting into some of the specific attributes that we think will make this a compelling direct conduction for Validus and its shareholders, as well as Transatlantic and their shareholders. Since our formation in December of 2005, we've been of the view that short tail classes of risks have been the most attractively priced. We have successfully built the Company in this space, including two major acquisitions along the way. As a result, Validus is one of the leaders in the global short tail market, and for catastrophe risk in particular.

We've also been of the view that the casualty business has been less attractive due to a decreasing rate environment over the last four to five years. We've held the view that when presented with a market upturn, we would look seriously at entering the class. We note from our discussions with buyers and brokers of casualty reinsurance, that the market has shown reasonable the system, and that there is not significant excess capacity.

We have not concluded that a market upturn is imminent, however, we do observe that accident year results for casualty lines are unprofitable, reserve releases from prior years are dwindling, and investment income is at historic lows. We see these as the siege of a market likely to stabilize and improve over the next few years. Frankly, these factors alone would not have caused us to into the casualty market. We be inclined to wait a bit longer.

However, the availability of one of the leading global franchises in the industry at a fair valuation caused us to evaluate our position in a different context. We could wait a year or two, but the Transatlantic opportunity would no longer be available. We think that the analytical skill, platform, and underwriting acumen we've built in the short tail lines can grow more robustly as part of a well diversified business. We also see very clear benefits to Transatlantic to be able to diversify their business more broadly, both in class and geography.

We don't think we're smart enough to time this cycle, and we wouldn't try. We also tend to be very conservative in our approach to reserving. Accordingly, we will increase Transatlantic's reserves by $500 million as part of this transaction.

At various times, we've taken a defensive approach towards different classes of risk within the Validus. As recently as January 1 of this year, we have taken a more defensive stance in our catastrophe business, as a result of the rate decreases. After 32 years in the business, the vast majority of expense and command roles for the biggest casualty reinsurers, I have a belief that success is as much about as what you don't write, as what you do.

We see this as a time to be defensive in the casualty classes, and the earnings stream that Validus brings to the combined Company will allow us to make all decisions around underwriting profit as a combined Company.

We have a very high regard for Transatlantic, and the franchise that they've created. We think the combined Company can not only be one of the largest reinsurers in the world, but more importantly, one of the most profitable. With that, I'd like to turn the call over to Jeff Consolino to walk through the offer itself, and some of the details attendant to it.

 Jeff Consolino - Validus Holdings Ltd - EVP and CFO

 Thank you, Ed. Thank you all for joining us on this morning's call. We're excited to see that so many Validus and Transatlantic shareholders have dialed in this morning. I'm going to cover the details of Validus' Superior proposal for Transatlantic stockholders. Ed will then come back and about the post-combination business plan. And I'll close with some commentary on our road map to completion.

For those of you who are following along with the slides we provided, I'm going to start on page six, which is titled Overview of Validus' Superior Proposal. Yesterday after the market closed, we delivered to Transatlantic and the Transatlantic Board, a proposal to merge Validus and Transatlantic. That proposal took the form of a letter outlining the terms of our proposal, plus a merger agreement. The proposed transaction is structured as a stock-for-stock merger, preceded by a special cash dividend to Transatlantic shareholders.

The transaction is designed to be tax-free for Validus shareholders, with respect to the Validus shares received in the merger. Our offer price is $55.95 per Transatlantic share based on the closing share price for Validus on July 12, $8.00 of this is in the form of the pre-closing cash dividend. The balance of the consideration is in Validus common shares. We're offering an exchange ratio of 1.5564 shares of Validus per share of Transatlantic. This calculates out to a value of $47.95 in Validus common stock, based on yesterday's closing price.

This $55.95 offer represents an $11.94 premium in dollar terms, to the Transatlantic June 10 closing price of $44.01. This is the last trading day before the announcement of the proposed Trans Allied merger. $11.94 is a 21.7% premium to the so-called unaffected share price for Transatlantic. Our $55.95 offer exceeds yesterday's closing price by $6.93 for Transatlantic. This is a 14.1% premium.

Finally, $55.95 also represents a 12.1% premium to the current value of the offer by Allied World. Our offer is a $6.04 improvement in per share value for Transatlantic. On a pro forma basis, pre-transaction Validus shareholders would have 52% ownership of the enlarged Company on a fully diluted basis. Pre-transaction Transatlantic shareholders will own 48%. Our transaction does have certain closing conditions, including Transatlantic's termination of the merger agreement with Allied World, shareholder approval from Transatlantic and Validus, and customary regulatory approvals.

In terms of financial effect, after Transatlantic's settling of $115 million breakup fee, after the $500 million planned reserve strengthening pre-tax to fortify Transatlantic's reserve position and after estimated expenses, we see a transaction which is slightly accretive to our March 31, 2010, 2011 diluted book value per share, and more accretive to the tangible book value per diluted share. While we do see this transaction as accretive to diluted book value per share, I would caution you that we will not be recording nearly the level of bargain purchase gain that we saw in our IPC acquisition in 2009. After adjusting for the break-up fee and setting aside what we consider to be an appropriate additional amount to fortify the Transatlantic loss reserve, we see this as essentially a book for book value exchange at parity for each party.

Moving on to page seven, this is a compelling choice for Transatlantic stockholders. A combination with Validus brings immediately greater value for a Transatlantic stockholder. It also enhances the long-term prospects for Transatlantic. In an Allied World takeover, a Transatlantic stockholder has effectively sold control at a low market value premium, and a significant book value discount, 23% discount currently. That stockholder has entered into a fully taxable transaction, without any cash component to fund taxes, further eroding the value received.

That stockholder becomes an owner in a new company, with a lower level of commitment to the reinsurance business. And that stockholder receives a stock, which has less favorable characteristics than the Validus common stock that we're offering. What a Transatlantic stockholder gets from the Validus Superior Proposal, is the superior economics which I've covered, and an enhanced capital base, and ownership interest in a more complementary business, a top six world-wide reinsurance industry position, a position and more attractively priced short tail reinsurance, and ownership in a substantial profitable Lloyd's syndicate that has a leading position in global specialty short tail insurance, and a management team that is experienced, and has a strong acquisition track record.

Moving on to page eight, the people that know us, know that when we get into something at this, we're fully committed. And Validus is fully committed to a transaction with Transatlantic. We need to be clear. It's our desire to enter into discussions with Transatlantic and its Board, and arrive at a consensual merger. We have the opportunity under the existing merging agreement, to submit a superior proposal. We believe that Transatlantic's Board has a fiduciary duty that would compel it to engage with Validus, and discuss our Superior Proposal.

If Transatlantic's rebuffs our request for discussion, we do have a path to consummate a transaction, without the Board engaging. This path would consist of a vote no campaign, whereby the Transatlantic shareholders would vote against the Allied World acquisition at the special shareholders meeting. This also would involve Validus' launching of an exchange offer for Transatlantic shares, directly to the shareholders of Transatlantic. This exchange offer would be on terms substantially identical to the proposal made to the Transatlantic Board, although that exchange offer cannot be executed on a tax-free basis without the Transatlantic Board's cooperation.

Turning to slide nine, Validus has a track record of successfully executing and integrating transactions. In 2007, Validus acquired Talbot, a leading Lloyd's syndicate. We acquired Talbot for $382 million. Talbot has brought us $277 million in net income in acquisition. By moving first, Validus acquired the syndicate with the best business fit for Validus. We've kept all of the important management team at Talbot, and they continue to be with us today. A large number of competitors have followed Validus and entered into Lloyd's, but not one has reached the scale or the profitability that Talbot brings to Validus.

More recently, in September 2009, Validus amalgamated with IPC Holding. This was a $1.67 billion transaction. That transaction was the culmination of an unsolicited offer made by Validus, after IPC had agreed to combine with Max Capital at an inferior value. Validus launched a multi-pronged campaign to overcome this agreed IPC transaction with Max. And when we were successful, this transaction yielded a better value per IPC share, than did the proposed Max transaction. That transaction resulted in significant accretion for the Validus book value per share, and solidified Validus' position as a leader in the global short tail reinsurance market, positioning Validus as a leading quoting market, and positioning Validus with the size and market presence to create opportunity for differentiated price and term on many programs.

On page ten, we lay out why we believe our Superior offer provides stock with the superior market attributes. In short, we have a higher quality currency than the alternative. The Validus proposal provides a premium to Transatlantic stockholders, with a more liquid and better performing currency as a cash component. Validus' market capitalization of $3 billion is nearly 50% larger than that of Allied World. We have superior liquidity, creating $22.4 million per day over the last six months, and $27.6 million over the last three months, essentially double the liquidity in the Allied World stock.

For the time where we both been public, our total return to shareholders including dividends is 55%, well in excess of the comparable 24% for the Allied World shares. Our stock has been consistently accorded higher valuation multiples. Validus currently trades at 98% of diluted book value per share as of March 31, 2011. This represents a nearly 0.2% premium to Allied World. Our dividend yield is 3.3%, delivering more current income to shareholders than Allied World does. You can see on slide 11 that the valuation multiple gap that exists between our two companies has persisted over a very long time.

Before I turn back to Ed, I'd like to summarize on page 12. You can see a tabular presentation of our negotiated offer that we'd put before the Transatlantic Board, a comparison to the exchange offer we're prepared to launch, and a comparison to the Allied World offer. Validus is offering compelling value to the Transatlantic stockholders, well in that excess of that offered by Allied World. It is our desire to reach a consensual agreement with Transatlantic, and we're prepared to move as quickly as the Transatlantic Board will work with us. However, if the Transatlantic Board does not cooperate, Validus is prepared to commence an exchange offer as shown. We will continue to be willing to explore structures intended to provide tax-free treatment for Transatlantic stockholders. And in completed this, I'd like to turn back to Ed now.

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 Thank you, Jeff. And sticking with the slide, looking at page 14, we've bring a commitment to the reinsurance business that we think is critical to success. We have a leading position in the best-priced risk classes in global market. From experience, I know that when casualty reinsurance goes through the correction phase, the results can be extraordinary. We've seen this in the post 9/11 period, and I experienced this in the mid-80s as well. We think the right soft market strategy is to be well-reserved, hang onto your experienced underwriters, and wait for the upturn. We see the combined Company as extremely well-positioned to execute on this strategy.

We also see this transaction as a solidifying our leading position in the catastrophe business. Validus has built an excellent franchise in a short period of time through our deeply analytical approach to underwriting. As a combined Company, our one in 100 year PMLs will be 14.3% of capital immediately following closing, or 16.7% on a pre-tax basis. That leaves us well within our risk tolerances, and positions us for further gains in the event of an active Atlantic hurricane season. Validus enters hurricane season with more protection against it's North American portfolio than ever before, both absolutely and proportionally.

If we turn to page 15, you can see how the combined Company would stack up in the global market. We don't measure ourselves by premium, as we think underwriting profit is right metric. But reinsurance is a scale business, and you can see that we will have created the sixth largest reinsurer in the global market with this transaction. The combined Company will have the product reach, geographic scope and size, to be a leader in any class that we find attractive.

On page 16, you can see that relative to our peer group, the capitalization of the combined Company will be outstanding. In a world where critical values and infrastructure projects, risk concentrations and demand for coverage will continue to grow, there is a significant advantage to scale.

With $8.4 billion in total capitalization, we will be positioned to take advantage of the demand for bigger capacity anywhere in the world. A good example of this is the catastrophe line.

You can see on page 17, that we will be one of the biggest underwriters of cat risk in the market. We know from Validus' experience that size leads to competitive advantage in terms of influence, over pricing, terms and conditions, preferential signings, and private transactions at above market rates. We saw this again in the June and July 1 renewals, in which we outperformed the rate changes suggested by the major brokers. As I described earlier, you can see on page 18, that we will be well within our risk threshold with capacity available to deploy in attractive situations.

Page 19 shows the long-term trend in cat pricing, and we continue to see good returns in this core business. As a combined Company with Transatlantic, we will be better positioned to continue to build this business. We know from our past discussions with Transatlantic management that they've been moving the book to short tail exposures, a great example of a defensive strategy. The chart on page 20 shows the business mix of the combined Company. We will be 52% purely short tail, and an additional 21% casualty short tail.

It's worth noting that among (inaudible) Transatlantic's casualty short tail business, our classes such as accident and health, ocean marine, aviation, surety, and credit, all classes that many market participants view as purely short tail, and some which are not truly third party business at all. In the longer tail casualty lines, Transatlantic is a leader in the market for professional liability reinsurance. Their underwriters are highly regarded in the market, and we know their enterprise risk management infrastructure is very highly developed. We think the combination of classes written by the combined group will allow for very strong cycle management.

Additionally, the only area of any meaningful customer overlap is in the catastrophe business. Given the capitalization of the combined Company, we're very comfortable with our ability to retain the combined lines wherever we find it attractive. We went through this with IPC, and our execution was flawless.

I mentioned that we have a commitment to the reinsurance business. It is no slight to observe that Allied World has positioned itself as a primary casualty insurance underwriter. As you can see on page 21, Allied has defined its mission this way, and based its compensation on a strategy of being a specialty casualty insurance underwriter. When in doubt, the compensation plan is usually a good place to look for management's motivation.

On page 22, you can see that we write almost as much as insurance through our Talbot syndicate as Allied World, however, our business is 96% short tail. Talbot is a global leader in marine, terrorism, and war risk, and one of the most successful syndicates in the Lloyd's market over the last decade. Talbot makes its money on current underwriting income. As you can see in the chart, Talbot underwriting results have been better than Allied in each of the years that we have owned it. Allied drives the majority of it's an underwriting profit from the reserve release from the hard market years, and its current business is not terribly attractive on an accident year basis. We bring a better insurance franchise which is growing faster with better diversification and better current underwriting results.

On page 23, you can see the CIAB pricing trends for the industry. While the rate of decrease has slowed, it remains negative. We don't see benefits to Transatlantic in doubling down on their exposure to the casualty business in this environment by selling themselves to Allied.

When we contemplated Transatlantic, we were obviously very cautious about our ability to get our arms around reserve. We analyzed all the public data, as well as everything we know about the company. Our conclusion was that reserves still have some variability in them, and that our reserving standards would lead us to increase them by $500 million. We think this should stabilize prior-year reserves, and allow the combined Company to move forward without the drag. So with that, I'll stop and ask Jeff to run through the process from here, as we see it.

 Jeff Consolino - Validus Holdings Ltd - EVP and CFO

 Thanks, again, Ed. I'll be covering in the final two slides Validus' road map to completion. On page 26, our road map starts with what we undertook yesterday, when we delivered our proposal letter and merger agreement to the Transatlantic Board containing the details of our Superior Proposal, reiterating Validus' desires that the Transatlantic Board engage in discussions with us on our proposal, so that we can deliver our Superior offer in a tax-free transaction for Transatlantic stockholders.

Barring this outcome, Validus is prepared to commence a vote no campaign against what we consider to be an inferior Allied World offer. That no vote would enable Transatlantic to terminate the merger agreement with Allied World and accept Validus' Superior proposal.

Many Transatlantic stockholders have already expressed reservations about the Allied World acquisition. And Validus believes that Transatlantic stockholders want the superior economics and the superior long-term value offered by Validus. In tandem with the vote no campaign, we would be prepared to take our offer directly to the Transatlantic shareholders. This would commence if the Transatlantic Board refuses to engage in discussions with Validus.

The exchange offer would allow Validus to acquire outstanding shares of Transatlantic for the same 1.5564 exchange ratio of Validus voting common shares plus $8.00 in cash per share. These terms are similar to proposal made to the Transatlantic Board, but if the Transatlantic Board refuses to engage in discussion with Validus, this exchange offer cannot to be made on a tax-free basis to Transatlantic stockholders.

Closing on page 27, we see a combination with Validus as creating greater current value and greater longer-term prospects for the Transatlantic stockholder. Validus is committed to it's Superior Proposal to merge with Transatlantic, creating a global reinsurance leader. The Validus proposal clearly represents a superior proposal, our $55.95 per Transatlantic share has a superior current value, a 27% premium to the unaffected Transatlantic share price, a 14% premium to Transatlantic's closing share price yesterday, and a 12% premium to the value implied by the Allied World transaction.

The Validus proposal delivers superior long-term value, with profitable diversification, strong growth prospects and strong growth prospects in profit. And a Validus proposal can be structured to be tax-free for Transatlantic shareholders if we go down the path of a consensual agreement with the Transatlantic Board. With that, our prepared remarks are finished, and we'd like to open the lines up for questions.

 QUESTION AND ANSWER

Operator

 Thank you.

(Operator Instructions).

Your first question comes from the line of Amit Kumar representing Macquarie. Please proceed.

 Amit Kumar - Macquarie Research Equities - Analyst

 Thanks, and good morning. I guess just starting with the obvious question. If you go back to slide 14, this proposal changes your focus with the long tail casualty line. I'm just wondering, you talked about the [TR] shareholders, why do you think is deal is good for Validus shareholders?

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 Good morning, Amit, and thank you for joining us. First, I would observe that as I mentioned in my comments that the combined business would be 52% purely short tail, and another 21%, what Transatlantic refers to as casualty short tail. And if you look at the classes underlying that casualty short tail, they are described as a short tail by the rest of the market. So we don't -- the transformation in Validus isn't quite as stark, as it might otherwise seem. We think we're generally, about 73% short tail in total. We write accident and health, ocean and marine, aviation today. And so, those are not new classes to us, and we think of them as having very much short tail attributes.

What's in it for the Validus shareholders, which is obviously my primary concern? We take a business, that we think has performed extraordinarily well with -- that still has lots of room to grow. But we think that it has better room to grow, and better overall profit attributes as part of a bigger, a more broadly diversified enterprise. If you look at the global reinsurance market, the companies that are best able to capture the biggest opportunities at the better pricing, oftentimes our the ones with the bigger balance sheets.

We've done extremely well at Validus in executing on that strategy, and we'll continue to. But we see the opportunity to take the Company to an entirely new level, as one of the larger companies in the market with almost $8.5 billion of capitalization. We aren't using our PMLs, anywhere near our full risk tolerances. We see the room to deploy lots more aggregate, in the core catastrophe lines, if prices are attractive. And we do see at right time, if casualty conditions improve, significant diversification benefit to our shareholders through an improving casualty environment.

And of course, the float off of the reserves that goes along with it. And so we think actually, it's a rather compelling transaction for us, and one that will allow Validus to continue to generate for its shareholders the outstanding results out of our short tail business, but now do it on a platform that should allow us to grow it better. And at the same time, offer better diversification long-term.

 Amit Kumar - Macquarie Research Equities - Analyst

 Okay. Thanks for the answer. In terms of capital, what kind of excess capital do you foresee on a pro forma basis, and what do you plan to do with that excess capital going forward?

 Jeff Consolino - Validus Holdings Ltd - EVP and CFO

 Thanks, and this is Jeff Consolino. We do feel like Validus, pre-transaction, is in an excess capital position. We do have nearly $400 million remaining under our share repurchase authorization. But as you've seen from us, we've not been using that authorization. And through the course of 2011, we haven't been using that authorization because we like what we see in the underlying business, and our focus has been growing our Company, and growing our business.

 Amit Kumar - Macquarie Research Equities - Analyst

 Got it. And just one very quick question, can you talk about the potential combined earnings stream? And are there any potential expense saves going forward?

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 Amit, from our perspective, I think the best way to describe the potential earnings stream going forward, is to take people's estimates for the two companies, maybe look at what Transatlantic disclosed in their proxy as to their estimate of earnings going forward. We wouldn't -- we don't provide guidance on forward earnings, and so I wouldn't look to do it in this situation.

As far as expense synergies, I mean there are clearly synergies involved in the deal, we don't see them as being hugely people-based synergies. We see this as being more akin to the Talbot acquisition, whereby you take what is an excellent company, and look to continue to invest in it, and make it better still. Clearly, there are synergies.

There are synergies around not having two public reporting companies. And no doubt, there are some tax synergies involved in the deal. But from our perspective, the synergies are all kind of icing on the cake. Those aren't the drivers of the deal. The drivers of the deal for us, is the opportunity to likely to be one of the largest and most profitable reinsurers in the market. And really achieve, what we think is the long-term goal and destiny of Validus in the catastrophe spaces, as well as on a more diversified basis.

 Amit Kumar - Macquarie Research Equities - Analyst

 Got it. Okay. Thanks for all your answers.

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 Thanks, Amit.

Operator

 Your next question comes from the line of Jay Cohen, representing Bank of America Merrill Lynch. Please proceed.

 Jay Cohen - BofA Merrill Lynch - Analyst

 Thank you. A couple questions. The first is, I know you're not giving guidance, but it sounds like you were buying a Company at about a 9.4 times earnings. Your stock is about 6.6 times earnings. So from an EPS standpoint, it's hard to see this deal not being dilutive to EPS. Is that fair?

 Jeff Consolino - Validus Holdings Ltd - EVP and CFO

 It all depends, Jay, on what earnings you're looking at when you calculate a price earnings multiple. We've obviously read the Transatlantic proxy, and the earnings projections that they've put forward. We're also aware of the Street. Out of the gate, we look at this as additive to our book value, and more additive to tangible book. When we close on the transaction, which we expect to close on in the fourth quarter, we'll be right up against the January 1 insurance renewal. And we'll be in a position to determine how much we want to write, and what the combined earnings power of the Company looks like. So I think is a good opportunity, Jay, to decide how it is we're going to approach our risk appetite, and how much business we take on post closing.

 Jay Cohen - BofA Merrill Lynch - Analyst

 Got it. And then about the reserves, I guess, you have seen so many companies over the years, with all the inside information, get the reserves wrong. And here, you're using public information, obviously far less granular. I guess a couple questions there. One, how do you get comfortable with that? And then secondly, how much of a difference is there? In other words, if you were able to look at the inside detailed information, how much more informed could you be?

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 Well, Jay, this is Ed. There's no doubt that with greater information and access to the independent actuarial reviews of the Company, we would have much greater granularity. What we see -- if you think about it, is that most of the variability and trends in the reserves have come from older time periods, the soft market years, some asbestos and environmental drag. We're well into the payout on those years. Those years are -- have been developing, and they've had their slippage. But if you look over the last few years, that slippage has slowed quite dramatically. We do have a good deal of insight into the Company and it's reserving thoughts and practices.

I would be remiss in suggesting that I or anyone else, could tell you that by putting up $0.5 billion, there's no potential for any slippage from there. But when you look at where the vast majority of the reserves slippage has come from, and the accident years involved, we're well out on the curve on them. And so, we think that $500 million obviously is above the level that Transatlantic is comfortable with, and has accounting and actuarial sign off on. And so, we think it moves more towards the type of -- point in the range that Validus tends to reserve at, and is prudent. Again, never say never, but we do think that to the extent that there is additional slippage in the future, we certainly have put the vast, vast majority behind us, both in terms of what Transatlantic has done over the years, and now with this additional $0.5 billion.

 Jay Cohen - BofA Merrill Lynch - Analyst

 Got it. Thanks for the answers.

 Jeff Consolino - Validus Holdings Ltd - EVP and CFO

 Thank you, Jay.

Operator

 Your next question comes from the line of Josh Shanker representing Deutsche Bank. Please proceed.

 Josh Shanker - Deutsche Bank - Analyst

 Yes, thank you. It just following up on Jay's question there, if the reserve strengthened do you think Transatlantic is in the reserve right now?

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 That the -- that's actually kind of one of those in the eye of the beholder questions. Thinking about Transatlantic, it is a big organization with $8 billion, $9 billion of reserves. There are reasonable ranges around a point estimate for those reserves. I wouldn't start by saying that Transatlantic is under reserved, over reserved, or anything else. They're obviously at a point that they're comfortable with, and that their outside auditors and actuaries are comfortable with. In our case, we -- having done our analysis, just tend to be more comfortable, a bit higher in the range.

 Josh Shanker - Deutsche Bank - Analyst

 Okay. And to what sense is this acquisition leveraging your hope that the casualty market might turn near-term?

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 I'm sorry, could you repeat that?

 Josh Shanker - Deutsche Bank - Analyst

 To what extent is this transaction, based on your desire that the casualty markets might turn in the next year or two?

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 Yes. As I mentioned earlier, I'm not smart enough to predict casualty market turns, even after 32 years at it. But we do know that the underlying dynamics are now starting to flash yellow, at the very least. You've got four underwriting results on an accident year basis. You've got this massive amounts of reserve release that the industry has seen over the last five years is now dwindling pretty rapidly.

There's virtually no investment income to be had, so there's no point in writing business at a loss in the hopes that you're going to make it up in the float. And so we think that the dynamics are coming together for the market to stabilize, and starts to turn upward. I can't predict whether that's next year or the year after, I can't predict whether it's V-shaped or U-shaped, but we do know and from looking at past experience, it's easy to start to see that the market is running out of legs in terms of its ability to compete.

 Josh Shanker - Deutsche Bank - Analyst

 Okay. And finally, are there any tax efficiencies that can be used by restructuring Transatlantic into Validus on a current business?

 Jeff Consolino - Validus Holdings Ltd - EVP and CFO

 Josh, I think it's pretty well known that Transatlantic has been seeking a transaction that moves them offshore. We haven't had these chance to sit down with Transatlantic and figure out how to optimize the tax structure of the post combination Company. So as noted, this transaction for us stands on its own, without considering any tax aspects to it. We'll see what the future brings, once we are the owner of Transatlantic, and we're operating as a combined Company.

 Josh Shanker - Deutsche Bank - Analyst

 Okay. Well, thanks for the answers. Good luck.

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 Thank you, Josh.

Operator

 The next question comes from the line of [Brian Novak] representing Pilot. Please proceed.

 Brian Novak - Pilot Advisors - Analyst

 Yes. The first question is the $8.00, you would write a check out of your own money to pay for the cash part of it? Whatever it was?

 Jeff Consolino - Validus Holdings Ltd - EVP and CFO

 In our preferred direction, which would be a consensual transaction with Transatlantic, Transatlantic itself would declare a pre-closing dividend of $8.00, and they would do the financing for that. That facilitates a tax-free transaction for the stock component. You'll see in our release, that we would expect that pre-closing special dividend would be financed entirely by new indebtedness incurred entirely by Transatlantic. And the good people at JPMorgan Securities have provided us with a highly confident letter, to the extent in connection with the arrangement that the full amount of financing for Transatlantic could be obtained.

 Brian Novak - Pilot Advisors - Analyst

 Understood. I was confused a little bit. Did -- have you had discussions previous previously with Transatlantic management, and now they won't talk you? What's the situation in your dialogue with Transatlantic, if there has been? Because you sort of went back and forth in your discussion about that.

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 Yes. We have at various times had conversations with Transatlantic. It's a Company we have a very high regard for. We know management, and I think Jeff and I both would describe Bob Warlick as a personal friend, as well as somebody we admire professionally. And so we've had kind of -- initial discussions on a number of occasions. Most recently, we actually had sent Bob a letter suggesting that we really should sit down now and see what it would take to combine the two companies. Our sense is that from reading their proxy, as it turns out, we think we're probably Company A, and that the timelines fit. And that they were already in -- I think some exclusive type of discussions with Allied World. But we have had discussions on and off over time, based on our respect for the company, and our belief that there's a great fit.

 Brian Novak - Pilot Advisors - Analyst

 Could you just refresh my memory, because I forgot what the breakup fee is with Allied World, for them quick?

 Jeff Consolino - Validus Holdings Ltd - EVP and CFO

 It's a $115 million.

 Brian Novak - Pilot Advisors - Analyst

 115?

 Jeff Consolino - Validus Holdings Ltd - EVP and CFO

 115. And just to reiterate, we've factored that into our analysis of the effect on our book value and our tangible book value per share.

 Brian Novak - Pilot Advisors - Analyst

 And in relation to the last two questions of the last two guys, you really haven't baked in switching around the investment portfolio and not paying taxes on it, as a result of making this a Bermuda company?

 Jeff Consolino - Validus Holdings Ltd - EVP and CFO

 Well, let's be clear. Post merger, the combined Company would have a parent company, which is a Bermuda company. That's our parent holding Company, Validus Holdings Limited. But that doesn't magically move everything out of the US. Transatlantic domestic US entities would continue to be domestic US entities, and their assets would continue to be in the US.

 Brian Novak - Pilot Advisors - Analyst

 (inaudible) Superior Proposal, to do that, considerable time?

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 Well, I mean again, from our standpoint, the transaction makes compelling sense to us, in the absence of any particular tax considerations. No doubt, there are some, but that's not the key motivator for us at all. We think the chance to create one of the largest reinsurers in the world with such a diverse stream of profits is really the compelling aspect of it.

 Brian Novak - Pilot Advisors - Analyst
 One last question. After so many years, after year of having reserve deficiencies, as Transatlantic had a reserve redundancy, how confident are you, that you know what you are doing, when you talk about -- when you are talking about this $500 million reserve increase?

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO
 Well again, I mean, we certainly would be more confident if we had access to zip Transatlantic's books and records and ensures that is et cetera, but again, we have for a short tail company, we have some very deeply experienced casualty actuaries on staff, all of whom with decades of experience in the reinsurance business. We know a lot about the industry, we know a lot about the development trends in the industry, we know about Transatlantic as a company that we've looked at and thought about over time. So I'd love to be able to say that gee, we've got this perfect.

But again, what I would say is that, we think the adverse development they've seen has come from primarily 2001 and prior. So we're well out into the development tail on that. We have noted it slowing over the last few years. That's not a momentary blip. And so we think that given how far out on the curve they are, that with the addition of $0.5 billion of reserves, it may not be an absolute firewall. But we think it certainly has to eliminate the vast majority of the drag that the Company would otherwise see, if you follow the trends in their published data.

 Brian Novak - Pilot Advisors - Analyst
 Thank you very much.

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO
 Thank you for your interest.

 Operator

 Your next question comes from the line of Adam Starr, representing Gulfside Asset Management. Please proceed.

  Adam Starr - Gulfside Asset Management - Analyst

 Hello. Do you see any rating agency or regulatory issues with the combination of dividend and the reserve increase at Transatlantic prior to closing? Or at the same time as closing?

  Jeff Consolino - Validus Holdings Ltd - EVP and CFO
 That's a two-dimensional question. Dividend reserve increase, regulatory rating agency, let me start with the dividend. The dividend would be financed with the debt commitments. And so that would leave the total capital of the company of undisturbed. And in particular, that flow of money in and out would be at Transatlantic company holding level, leaving the surplus of Transatlantic undisturbed.

  Adam Starr - Gulfside Asset Management - Analyst
 So it would be upstream of the regulated entity?

  Jeff Consolino - Validus Holdings Ltd - EVP and CFO
 There would not be any upstreaming planned from a regulated entity, so that we believe that should give the regulators comfort around Transatlantic. With the rating agency, Validus in total, has a much lower level of debt financial leverage and total financial leverage than Transatlantic does, or a combined Transatlantic Allied World. And so, the debt incurred to move the special dividend through would put us basically at the level of the Transatlantic, as at it's starting point. So we're not increasing the financial level of the company, so that should be a pleasing fact to a rating agency, although I'm not speaking for the rating agencies.

As for the reserve increase, reserves play out over time, as Ed has mentioned, the tail can play out over several years. Nothing about the reserve increase is going to change the outcomes. What it will do, is offer the Company's earnings and shareholders equity against unexpected movements in reserve. And we believe him a based on what we've seen and read, that that should be a positive aspect, for both the rating agencies and the regulators, although again we're not empowered to speak on their behalf.

  Adam Starr - Gulfside Asset Management - Analyst
 So you don't see that a depleting the surplus temporarily to a point of concern, that the rating agency -- that the reserve increase?

  Jeff Consolino - Validus Holdings Ltd - EVP and CFO
 I would certainly not view this as depleting the surplus of the organization at all, no.

  Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 I mean, I'd go so far to say that you end up with a better reserve company with extraordinary levels of capitalization, at least from our way of thinking, that's a win for everybody involved, including outside constituents like regulators and rating agencies.

  Adam Starr - Gulfside Asset Management - Analyst
 Obviously there's a tax advantage too, versus paid out from surplus later. Thank you very much. Appreciate your answers.

  Ed Noonan - Validus Holdings Ltd - Chairman and CEO
 Thank you for your question.

 Operator

 Your next question comes from the line of Dean Adams, representing KBW. Please proceed.

 Dean Evans - Keefe, Bruyette & Woods - Analyst

 Yes. Thanks for taking my question. I was first wondered, you mentioned a couple times earlier on in the call that you expect the deal to be accretive to book value and more additive to tangible book value. Can you quantify those numbers all for us? Sort of what you're seeing as you run the numbers internally?

 Jeff Consolino - Validus Holdings Ltd - EVP and CFO
 Sure. This is all triggered to backwards looking March 31, 2011, and so I intended to use in my remarks modest accretion, as applied to the reported diluted book value per common share. That would be measured in pennies, nickels, or dimes, not particularly large. The swing factor, we know what the breakup fee is. We know what the plan reserve increase is. We've put in a provision for transaction expenses.

We're not going to control all of the transaction expenses, because some lie on the Transatlantic side of this. But that's where we're looking for this as of March 31, and if we don't go down the route of a consensual transaction, we'll be filing exchange offer document that will contain full pro formas that would give you more detail on that. On tangible book, if you start with a modest accretion, on reported dilutive book value per share, we're not creating any additional goodwill or intangibles. TransAtlantic itself doesn't carry any goodwill or intangibles, so you're spreading our modest amount of intangible assets over a share-based, which is nearly double. And so that's what causes the effect of the increase in tangible book value's per share.

 Dean Evans - Keefe, Bruyette & Woods - Analyst

 Do you have any -- is there any negative goodwill creation to offset any of the goodwill, I guess? Or does that not matter, because of the way transaction is structured with the surviving Validus entity being a larger shareholder?

 Jeff Consolino - Validus Holdings Ltd - EVP and CFO

 Again, with the IPC transaction, even though we incurred a bargain purchase gain or negative goodwill of almost $300 million, you don't get to go and net that off and reduce your existing goodwill back down to zero. All of the intangibles needs to stand on their own, by acquired entity. In this case, I hope I said earlier, that in contrast to IPC, we don't see a bargain purchase emerging. When you go through and you take the starting point of Transatlantic's GAAP equity, you reduce it for the breakup fee, which is $115 million. You reduce it for the after-tax fact of the $500 million reserve increase, you reduce it for reasonable expenses that will be incurred. You get down pretty quickly to something that looks like a book for book exchange, so that would create only a modest amount of bargain purchase price or negative goodwill.

 Dean Evans - Keefe, Bruyette & Woods - Analyst

 Okay. That makes sense. Kind of thinking -- I guess my second question is kind of a two-parter. Obviously with the timing of this, you weren't able to structure a kind of a friendly bid with the Board before someone else made an offer. But looking forward, how would you expect to be able to kind of retain the management and the underwriting talent at Transatlantic? And do you have any kind of initial thoughts on what may be a pro forma Board would be? Would TRH Board members to get a board seat at the combined entity following the deal? I'm trying to think of sort of the structure, of how you're thinking about what would be the pro forma entity here?

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO
 Dean, this is Ed. And before I answer your question, I'm willing to go publicly with one forward-looking statements, and that is that we will win the wild card this year. We're going to have a big second half. As far as the questions around the Board and that, there's just a lot that we don't know. We don't know the what the tone and the tenor of the deal will be, so there's a bunch of unanswerable there. When it comes to management and employees though, we have a very high regard for Transatlantic and its management, and we think they have excellent underwriters.

We don't see any reason why Transatlantic employees wouldn't look at this and say, we're joining a group that's committed to the reinsurance business, that brings a very big earnings stream with it in the reinsurance business, that really rounds out the product offering of the Company in the catastrophe space in particular, that creates a leading role global reinsurer. I think that's tends to excite most people. There is certainly ample room for management.

We're not bringing a bunch of casualty executives to New York to supplant people. And so my expectation is, that not unlike the Talbot situation, where we acquired the company, said we bought a great company with a great management team, we wanted to keep them and build the business. And four years later, we've kept them and built that business. So that's pretty much what I would expect to see. You can't account for any individual's particular view of it, but there's nothing menacing or troubling that we can see to a Transatlantic employee. And we see the opportunity for them to build a much bigger franchise, and really achieve what Transatlantic is capable of.

 Dean Evans - Keefe, Bruyette & Woods - Analyst
 Okay. Thank you.

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO
 Thank you, Dean.

Operator
 Your next question comes from the line of Ian Gutterman, representing Adage Capital Management. Please proceed.

 Ian Gutterman - Adage Capital Management - Analyst

 Hi. Thanks, just one follow up on that last one first. Is if you did have to go to the exchange offer route and this was a hostile deal, doesn't that necessarily imply that Transatlantic employees and management don't want to be part of your organization, therefore this would be a lot harder to do hostile than IPC, where you weren't planning on keeping employees, or in this case you actually need them very much?

 Jeff Consolino - Validus Holdings Ltd - EVP and CFO

 Ian, thanks for the question. Whether or not we are able to enter into a consensual agreement with Transatlantic really is out of the hands of the rank and file Transatlantic employee or their management. This is all down to their Board, and I think you know, you can look at a lot of situations in the past and see where our Board maybe has been a disconnect from the wishes or desires of the employee base. We would hope that the Transatlantic employees would be rooting for a Validus offer. We're going to put them in a position with a stronger balance sheet, and move forward with a real commitment to the reinsurance business. We hope the Board see that as well, but the two really are disconnected.

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 Yes, Ian, I mean, I look at the alternatives and maybe in simplest terms on the land, you've got the combination where two companies merge, so that they can continue to grow the US direct specialty casualty insurance business. And Transatlantic provides them the scale to do that. In our case, this is about building the reinsurance business. And if you are a professional in the reinsurance business, where there's virtually no overlap, certainly in employees and to the greatest extent in business, I would think that the employees would be looking at this and say, hey, that's a far more interesting future for us, than really just being kind of the reinsurance arm of what somebody hopes to make a big US direct casualty insurance company.

Beyond that, any, if you think about it, and I've lived through this, the Transatlantic employees are faced with this going forward, they're going to be hearing from the customers daily about how they're competing with them. How the Allied World business is competing with them in the specialty casualty space, how they're losing business to Allied World, and how Transatlantic is therefore stealing their business, I've gone through that in the past. I mean, it's not a happy situation. You find -- spend a considerable amount of time dealing with your best customers in negative terms.

We bring none of that. We bring a commitment to building the reinsurance business. And to me, I think that should be in and of itself a pretty compelling circumstance to the Transatlantic employees. Their differences between reinsurers and insurers, both culturally and professionally. And I would think that the Transatlantic people would enjoy being part of a group that says, we're one of the world biggest reinsurers. Our goal isn't to, now become something completely different.

 Ian Gutterman - Adage Capital Management - Analyst

 Those are good points. Good points. If I can move on to take another crack at the reserve charge issue. It seems to me, when I look at it, I'm wondering if this is less about your view of Transatlantic's reserves, and more that when I do the math, you sort of needed this to get below 50% to make this tax-free, So I mean, is this really more about banker math to make this tax-free, then it is about you having a strong view on the reserves, and $500 million is kind of a rounding error in a reasonable reserve range?

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 Ian, the tax analysis is based on market value of the two entities on diluted basis. The two companies kind of unaffected, were each around $3 billion of market value, and we're offering a premium to Transatlantic, which we've discussed at length here. The key structuring attribute to deliver a tax-free transaction for a Transatlantic stockholder is the dividend, because that dividend nullifies the premium that we are paying, and permits the Validus shareholders to be more than 50% of the post combination value of the business. Whatever reserve action we take, really has no place in that tax analysis.

 Ian Gutterman - Adage Capital Management - Analyst

 Okay. So then if it's just based on market value, was the risk that your stock goes down, their stock goes up, and it changes the percentage?

 Jeff Consolino - Validus Holdings Ltd - EVP and CFO

 We're operating on a fixed exchange ratio, so that wouldn't have any risk associated with it, Ian.

 Ian Gutterman - Adage Capital Management - Analyst

 Well, okay, so what about -- when you say fully committed, there is -- that sort of reminds me of last time, where I have to worry about you guys raising the bid down the road. What's the risk of that? Are you willing to drive line in the sand, that you won't dilute book value to get this done?

 Jeff Consolino - Validus Holdings Ltd - EVP and CFO

 We don't want to worry you, Ian, unnecessarily. I hope our actions in the past have demonstrated our firm belief in doing things that are in our stockholders best interest, so you have to judge it by our record.

 Ian Gutterman - Adage Capital Management - Analyst

 Last time, Jeff, you raised the offer twice, so I mean that's why I'm asking the question. I mean, is this your best and a final offer or not?

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 Ian, if I might remind you on the transaction, we made $300 million today we closed it. I don't think that there was something reckless in the way that we were bidding for IPC. I think that worked out okay.

 Ian Gutterman - Adage Capital Management - Analyst

 No, that's alright -- I'm just trying to understand where you guys really line. So it sounds like dilution to book value, where the line is?

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 Ian, unless you are empowered to negotiate on a behalf of Transatlantic, I probably am inclined not to go down this line with you.

 Ian Gutterman - Adage Capital Management - Analyst

 Okay. Fair enough. Thank you very much.

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 Thanks, Ian.

Operator

 Your next question comes from the line of Drew Figdor representing Tiedemann. Please proceed.

 Drew Figdor - Tiedemann Investment Group - Analyst

 Yes. I wanted to understand the rating agencies. Is the rating agency a condition to your financing, if it isn't maintained at a certain level? And secondly, I heard you say the financing was a highly confident letter. That seems a little light, so just want to confirm, what is the financing for the deal? And then I had one other question.

 Jeff Consolino - Validus Holdings Ltd - EVP and CFO

 Welcome back, Drew. First, let's start with the highly confident. You have to understand that it is Transatlantic that has to enter into the arrangement for the debt financing, for the tax purposes. Validus can't surety or provide that financing to Transatlantic. And so since we can't cause or compel Transatlantic before we announced this offer, to go off and get debt financing, really we think we've done 100% of the work that you can do to make this as certain as possible on the Transatlantic dividend.

If we go down the non-consensual route and go into the exchange offer, then yes, there will be the need for the financing there, but you can look at our financials. We've got a large credit facility and ample capital. And I don't think there's any question about our ability to finance the $500 million of cash consideration, and we do have JPMorgan onboard with us. You'll hear more about that, if we wind up going down that route. As it relates to the rating agencies, there is no conditionality associated with the ratings. As an aside, we've spoken to all our rating agency partners before we went live with this transaction. We're not going to put words in their mouths, or characterize their reaction, but we have communicated with them on this eventuality.

 Drew Figdor - Tiedemann Investment Group - Analyst

 Okay. And then the other question is, have you modeled in any revenue dis-synergy assumptions, peopledis-synergy assumptions, people talking about overlap, and how you may lose business?

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 As I said, in our modeling, we've looked at a range of outcomes. The first thing that we do in our planning process, is we don't make assumptions beyond kind of the very near term, and so in our go forward look, projecting reinsurance renewal prices at January 1, is obviously the next critical date for us. We've got rate assumptions built-in. We're not overly concerned in the catastrophe business. When you look at the line sizes that

Transatlantic typically puts out, and look at the line sizes that Validus typically puts out, those would be welcomed by clients from the company with $8.4 billion of capitalization. So I'm not terribly concerned about that.

Our issue is, we plan on the basis that we use our capacity in the marketplace when prices are attractive. We don't use it when prices are attractive. And so the safety valve on that, is always how we manage our capital in the periods of time where we don't think it's appropriate to put out our capital to work in the business. So we have looked at a range of scenarios around it. We tend not to give ourselves any credit for the type of synergies people were talking about, or any revenue synergies that might take place, though clearly, you could imagine lots of scenarios like that.

We do tend to take a jaundiced view of any rosy projections. And so we're not of a mind at this point that there are any meaningful revenue kind of dis-synergies involved in the deal. And if I had to bet, I think that we're likely to find that there are significant revenue synergies involved, taking our business and trading the bigger and better rated platform will free up a lot of additional business to us. And if rates are attractive, that will create lots and lots of upside to us.

 Drew Figdor - Tiedemann Investment Group - Analyst

 Okay. And my last question is the $500 million reserves. If you get in there and do due diligence, and determined that $500 million is overestimated, will you share any of that with the shareholders?

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 Well, it's their money, Drew, so I think we have an obligation to in one way shape or form.

 Drew Figdor - Tiedemann Investment Group - Analyst

 Okay. And as far as shareholders? Have you gotten support from any of the large shareholders on either side?

 Jeff Consolino - Validus Holdings Ltd - EVP and CFO

 And we know what we've read a newspaper, and seen on the wire. We know that a number of Transatlantic shareholders are concerned about the Allied combination, but we have no commitments or other ability to have them deliver the deal to us. We'll rely on the Transatlantic Board in the first instance to do the right thing. And if they don't, then we'll engage with the Transatlantic shareholders.

 Drew Figdor - Tiedemann Investment Group - Analyst

 Okay. Terrific.

Operator

 The next question comes from the line of Dan Ferrell representing Sterne Agee. Please proceed to

 Dan Farrell - Sterne, Agee & Leach, Inc. - Analyst

 Hi, good morning.

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 Hi, Dan.

 Dan Farrell - Sterne, Agee & Leach, Inc. - Analyst

 I was wondering if you could talk a little bit more about your comfort that you're getting, in terms of dealing with integration in the transaction. I think we looked at your last deal with IPC, the one advantage was that there wasn't a lot of integration to deal with. Within this transaction, there will be a lot of people to move over, a lot of things with those lines. So when you were thinking about this, -- and can you walk us through how you thought about how that integration works place, and how you manage the risks associated with that?

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 Sure, Dan. First, obviously, it's a big integration project, but on another level, it's not overwhelming. Transatlantic is a very well-run, stand-alone company with very strong enterprise risk management culture. When we acquired Talbot, we took on -- I think today we've got 300 employees in the Talbot. And that over time has proven to be a sizable integration activity for us. But again, Talbot is a very well-run, strongly capitalized company with a very strong enterprise risk management. So at the highest level, we start at the ERM process, and making sure that we've got a seamless integrated ERM infrastructure in place across the group.

We're not moving people from New York to Bermuda, or Bermuda to New York, et cetera. And so on a significant level, the integration is more about data, financial reporting, strategizing, and risk management. None of which we take lightly, nor for granted, but it's not as though we are taking two companies in the same space, and kind of smashing them together, and trying to figure out who's that's where and who gets to be manager of this, and who goes home. This is a situation where we are acquiring what we think is an excellent stand-alone business, and bringing it into the group. And so the integration is really more at that level.

 Jeff Consolino - Validus Holdings Ltd - EVP and CFO

 Dan, if I could just elaborate, intuitively, you think about Transatlantic and its history of being owned by AIG or controlled by it. That really meshes with other AIG entities. Transatlantic had no presence in Bermuda. IPC was the outline there, and they had no presence at Lloyd's, for the two places where we have outstanding franchise positions, Transatlantic has been precluded from establishing a beachhead there. So in terms of the overlap, it doesn't really exist.

 Dan Farrell - Sterne, Agee & Leach, Inc. - Analyst

 Okay. And then just in any of your preliminary discussions with in the ratings agencies, was that -- was your discussion with them around what might happen specifically with the Validus rating? Or did it encompass the whole thing, the Transatlantic rating as well? And would there be any sort of risk to that A plus, that they have?

 Jeff Consolino - Validus Holdings Ltd - EVP and CFO

 Dan, you can assume that we talked to the rating agencies as comprehensively as possible. But you have to realize that we expect that they treat our conversations with them confidentially. And we owe them the same courtesy of taking their feedback, and not broadly disseminating it. So the rating agencies will shortly be commenting, to the extent that they care to comment on the transaction. And I'd prefer you just read it there, rather than us putting ourselves forward as a spokespeople for the agencies.

 Dan Farrell - Sterne, Agee & Leach, Inc. - Analyst

 Fair enough. Okay. Thank you very much.

 Jeff Consolino - Validus Holdings Ltd - EVP and CFO

 Thanks, Dan.

Operator

 Your next question comes with line of Jeff Cho representing MFS Investment Management. Please proceed.

 Jeffrey Cho - MFS Investment Management. - Analyst

 Hi, good morning, Ed, Jeff.

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 Good morning.

 Jeffrey Cho - MFS Investment Management. - Analyst

 I guess, given that we're in the middle of wind season, how should I from a Transatlantic shareholder perspective, how should I think about the PML risk profile of Validus versus Allied World? And if we, God forbid, a one in a 100 year event, would I expect Validus' PMLs (inaudible) higher than Allied World -- if we keep valuation constant, does that means Validus offer could be lower?

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 I'll let Jeff do kind of the more advanced math on that, Jeff, but I mentioned it during our comments that Validus goes into the North Atlantic wind season with more protection than we've ever had previously, both in absolute dollars, in terms of where it attaches, and proportionally to our overall PMLs. We also have brought down our one in 100 year PMLs over the last year, so on the basis that we didn't see rates -- until the June and July renewals moving in a direction that we felt should suggest that we should be putting out our full capacity. And we're not putting out our full capacity today. So we actually feel as though we're well, well within our PML constraints on a one in 100 year basis.

If you look at our performance relative to peers in recent events, you'll see that we've significantly outperformed market share, and different measures that people use. I can't speak to Allied World's PMLs. I haven't looked them, and wouldn't be qualified to do so. But the other side of that coin that I would point out, is that we go into wind season at extremely well protected. I don't root for storms. I tend to be pro-human, and storms tends to disrupt a lot of lives. But in the event that there is activity in the North Atlantic this year, it won't take much to really tip the market, given all the losses happened over the last 15 months. And there would be very, very few companies positioned the way we are, to take advantage of the ensuing rate increases that could easily rival what we saw post-Katrina or post Andrew. And so, by protecting the portfolio well, by constructing it well, we feel very good about our positioning, by managing our PMLs very carefully and by limiting the maximum amount of risk we take on in any one zone, we feel very comfortable about our portfolio. And we see it as having potential significant upside to us, in the event that we have an active season.

 Jeffrey Cho - MFS Investment Management. - Analyst

 Got it. Jeff, I know you've look at their PMLs. Any comments, thoughts?

 Jeff Consolino - Validus Holdings Ltd - EVP and CFO

 I really can't think of anything I would add to what Ed said. So I don't have any further elaboration to offer.

 Jeffrey Cho - MFS Investment Management. - Analyst

 Okay. Thanks, guys.

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 Thank you.

Operator
 Your next question comes from the line of Judy Delgado representing Alpine Associates. Please proceed.

 Judy Delgado - Alpine Associates - Analyst

 Yes, good morning. I understand the companies have had talks with the rating agencies, but I'm curious if you reached out to any of your own shareholders to gauge their support.

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 Hi. This is Ed Noonan. Yes, we certainly -- our Board of Directors is comprised of a significant percentage of our shareholding base. We've had extensive discussions with them, and obviously, they are terribly supportive of the deal. It would not have been appropriate of us to go outside of that loop, and share confidential information with one shareholder at the expense of another. But certainly our Board represents a very meaningful percentage of our ownership, and they've been extremely supportive.

 Judy Delgado - Alpine Associates - Analyst

 Could you confirm how much they actually hold?

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 Roughly 30% today.

 Judy Delgado - Alpine Associates - Analyst

 Okay. Thank you.

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 You're welcome.

Operator

 Ladies and gentlemen, this concludes our question and answer session. I would now like to turn the call back to Ed Noonan for closing remarks.

 Ed Noonan - Validus Holdings Ltd - Chairman and CEO

 Thanks, operator. So thank you all for taking the time to join us. As I said at the outset, this is very exciting, and we think compelling transaction for us and for Transatlantic and for it's shareholders. We have a very high degree of confidence that when the Transatlantic Board looks at our offer, that they will in fact see their fiduciary duty as requiring them to come and sit down, and talk with us and negotiate a final agreement. We think that's in the best interest of Transatlantic's shareholders. We think that's in the best interest of building the Transatlantic business and franchise. And so we're looking forward to it. .And hopefully, we'll have the chance to keep you posted in the near term. Thank you.

Operator

 Ladies and gentlemen, thank you for your participation in today's conference. This concludes the presentation. You may now disconnect. Good day.

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Cautionary Note Regarding Forward-Looking Statements

This transcript may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance.  Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature are often used to identify forward-looking statements.  All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control.  Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements.  We believe that these factors include, but are not limited to, the following: 1) uncertainty as to whether Validus will be able to enter into or consummate the proposed transaction on the terms set forth in Validus' proposal; 2) uncertainty as to the actual premium that will be realized by Transatlantic stockholders in connection with the proposed transaction; 3) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Validus and Transatlantic; 4) uncertainty as to the long-term value of Validus ordinary shares; 5) unpredictability and severity of catastrophic events; 6) rating agency actions; 7) adequacy of Validus' or Transatlantic’s risk management and loss limitation methods; 8) cyclicality of demand and pricing in the insurance and reinsurance markets; 9) Validus' ability to implement its business strategy during “soft” as well as “hard” markets; 10) adequacy of Validus' or Transatlantic’s loss reserves; 11) continued availability of capital and financing; 12) retention of key personnel; 13) competition in the insurance and reinsurance markets; 14) potential loss of business from one or more major reinsurance or insurance brokers; 15) the credit risk Validus assumes through its dealings with its reinsurance and insurance brokers; 16) Validus' or Transatlantic’s ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 17) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 18) the integration of businesses Validus may acquire or new business ventures Validus may start; 19) the legal, regulatory and tax regimes under which we operate; 20) the effect on Validus' or Transatlantic’s investment portfolios of changing financial market conditions, including inflation, interest rates, liquidity and other factors; 21) acts of terrorism or outbreak of war or hostilities; and 22) availability of reinsurance and retrocessional coverage, as well as management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Validus’ and Transatlantic’s most recent reports on Form 10-K and Form 10-Q and other documents of Validus and Transatlantic on file with the Securities and Exchange Commission.  Any forward-looking statements made in this transcript are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Validus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Validus or its business, operations or financial condition.  Except to the extent required by applicable law, Validus undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Additional Information about the Proposed Transaction and Where to Find It:

This transcript relates to a proposed business combination transaction between Validus and Transatlantic which may become the subject of a registration statement and relevant solicitation materials filed by Validus with the Securities and Exchange Commission.  This transcript is not a substitute for the registration statement and relevant solicitation materials that Validus may file with the Securities and Exchange Commission or any other documents which Validus may send to its or Transatlantic’s shareholders in connection with the proposed transaction.  Investors and security holders are urged to read the registration statement and relevant solicitation materials and all other relevant documents if and when they become available because they will contain important information about the proposed transaction.  All such documents, if filed, would be available free of charge at the Securities and Exchange Commission’s website (www.sec.gov) or by directing a request to Innisfree M&A Incorporated at (877) 717-3929 (banks and brokers call collect at (212) 750-5833).

Participants in the Solicitation:

Validus and certain of its directors and officers may be deemed to be participants in any solicitation of shareholders in connection with the proposed transaction.  Information about Validus' directors and officers is available in Validus' proxy statement, dated March 23, 2011 for its 2011 annual general meeting of shareholders.  Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and relevant solicitation materials that Validus may file with the Securities and Exchange Commission in connection with the proposed transaction.